Exhibit A

Press Release
Ceragon Networks Appoints Aviram Steinhart as Chief Financial Officer
November 15, 2011

CERAGON NETWORKS APPOINTS AVIRAM STEINHART AS CHIEF FINANCIAL OFFICER

Paramus, New Jersey, November 15, 2011 - Ceragon Networks Ltd. (NASDAQ: CRNT), the premier wireless backhaul specialist, today announced the appointment of Aviram Steinhart as Executive Vice President and Chief Financial Officer, replacing Tsipi Kagan, who is leaving the company to pursue other interests.  He will join Ceragon on December 1, 2011, and Ms. Kagan will remain through the end of 2011 to assist with the transition.

Mr. Steinhart is a technology industry veteran, bringing both financial management and executive leadership experience to his new position.  He will join Ceragon from Lumenis Ltd., where he has been Senior Vice President and Chief Financial Officer since 2007.  Mr. Steinhart also previously served as Corporate Vice President, Finance at Alvarion Ltd, as well as in a variety of senior financial positions at Siemens/UGS PLM Solutions, Tecnomatix, and NetReality Communications.

“We are very pleased to welcome Aviram Steinhart to our leadership team, and we are excited to have someone with his extensive background.  His industry experience and track record in financial management will be a real asset to the company as we execute on our long-term growth strategies,” said Ira Palti, President and CEO of Ceragon. “We also offer our thanks to Tsipi Kagan for her important contribution during the past year, particularly with regard to handling the complexities of a significant acquisition, and we wish her continued success in her future endeavors.”

“I’m delighted to join Ceragon at such an exciting time with the opportunity to contribute based on very relevant background and experience,” said Steinhart. “Ceragon is extremely well-positioned to extend its leadership as the premier wireless backhaul specialist, and I look forward to working with the rest of the team to achieve its ambitious business goals.”

Steinhart holds a B.A. from Haifa University and an M.B.A. from Tel Aviv University.  A Certified Public Accountant, he began his career with the public accounting firm KPMG.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the premier wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

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Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Abigail Levy Gurwitz Ceragon Networks Ltd. Tel. 201-201-853-0271 abigaill@ceragon.com

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera Networks and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera Networks transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera Networks business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com